January 31, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn:	Filing Desk

Re:	Bimini Mortgage Management, Inc.
Pre-Effective Amendment No. 1 to Form S-3, filed January 27, 2006
File No. 333-114542

Ladies and Gentlemen:

In accordance with Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Bimini Mortgage Management, Inc. (the “Company”) hereby requests that the above-referenced amendment (the “Amendment”) to the registration statement (File No. 333-114542) filed under the Securities Act be withdrawn because it was filed under an incorrect file number.  Once the Amendment is withdrawn, the Company will refile the Amendment under the correct file number (File No. 333-130818).  The Company confirms that no securities were sold in connection with the Amendment and that it is aware of its obligations under the Securities Act.  This request does not affect the validity of Post-Effective Amendment No. 1 to Form S-11 on Form S-3 (File No. 333-114542, filed January 27, 2006), which remains on file.

Very truly yours,

BIMINI MORTGAGE MANAGEMENT, INC.

By:	/s/ Amber K. Luedke
	Name:	Amber K. Luedke
	Title:	Senior Vice President and
Treasurer

cc:		Robert E. King, Jr.
Larry P. Medvinsky
Clifford Chance US LLP